UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cloudflare, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

18915M107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 18915M107

1	Names of Reporting Persons Future Fund Board of Guardians

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0

		6	Shared Voting Power 4,897,960(1)(2)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 4,897,960(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,897,960(1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.4%(3)(4)

12	Type of Reporting Person (See Instructions) OO

(1) Consists of 816,261 shares of Class A common stock and 4,081,299 shares of Class B common stock held of record by The Northern Trust Company in its capacity as custodian for Future Fund Investment Company No.4 Pty Ltd, which is a wholly owned subsidiary of Future Fund Board of Guardians.

(2) Each share of Class B common stock is convertible at any time into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of the Issuer’s initial public offering, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation.

(3) Based on the quotient obtained by dividing (a) the number of shares of Class A common stock and Class B common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of 86,870,214 shares of Class A common stock outstanding as of November 8, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on November 12, 2019, and 4,081,299 shares of Class B common stock beneficially owned by the Reporting Person. The shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)  Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

CUSIP No. 18915M107

1	Names of Reporting Persons Future Fund Investment Company No.4 Pty Ltd (ACN 134 338 908)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0

		6	Shared Voting Power 4,897,960(1)(2)

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 4,897,960(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,897,960(1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.4%(3)(4)

12	Type of Reporting Person (See Instructions) CO

(1) Consists of 816,261 shares of Class A common stock and 4,081,299 shares of Class B common stock held of record by The Northern Trust Company in its capacity as custodian for Future Fund Investment Company No.4 Pty Ltd, which is a wholly owned subsidiary of Future Fund Board of Guardians.

(2) Each share of Class B common stock is convertible at any time into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of the Issuer’s initial public offering, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation.

(3) Based on the quotient obtained by dividing (a) the number of shares of Class A common stock and Class B common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of 86,870,214 shares of Class A common stock outstanding as of November 8, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on November 12, 2019, and 4,081,299 shares of Class B common stock beneficially owned by the Reporting Person. The shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)  Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

Item 1.
	(a)	Name of Issuer: Cloudflare, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 101 Townsend Street, San Francisco, California 94107

Item 2.
(a)

Name of Person Filing:
Future Fund Board of Guardians

Future Fund Investment Company No.4 Pty Ltd (ACN 134 338 908)

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this statement, pursuant to which the Reporting Persons have agreed to file this statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

	(b)	Address of Principal Business Office or, if none, Residence: Level 42, 120 Collins Street, Melbourne VIC 300, Australia
	(c)	Citizenship: Australia
	(d)	Title and Class of Securities: Class A Common Stock, $0.001 par value per share
	(e)	CUSIP No.: 18915M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: 4,897,960
(b) Percent of class: 5.4%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 4,897,960
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,897,960

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Future Fund Investment Company No.4 Pty Ltd holds, indirectly through The Northern Trust Company, a company incorporated in the State of Illinois, in its capacity as custodian for the Reporting Person, the ownership interest reported herein in Cloudflare, Inc.

By virtue of Future Fund Board of Guardians being the parent of Future Fund Investment Company No.4 Pty Ltd, Future Fund Board of Guardians may be deemed to share beneficial ownership of the shares beneficially held by Future Fund Investment Company No.4 Pty Ltd.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Executed by Future Fund Board of Guardians
by:

/s/ Cameron Price	/s/ Paul Mann
Signature of Authorised Signatory	Signature of Authorised Signatory

Cameron Price	Paul Mann
Name of Authorised Signatory	Name of Authorised Signatory

Executed by Future Fund Investment Company
No.4 Pty Ltd by:

/s/ Paul Mann	/s/ Kylie Yong
Signature of Director	Signature of Company Secretary

Paul Mann	Kylie Yong
Name of Director	Name of Company Secretary

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of February 5, 2020, by and between Future Fund Board of Guardians and Future Fund Investment Company No.4 Pty Ltd.